April 8, 2016

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, D.C. 20549

Re:    Ciena Corporation
Form 10-K for Fiscal Year Ended October 31, 2015
Filed December 21, 2015
File No. 001-36250

Dear Mr. Spirgel:

This letter is in response to the Staff’s comment letter dated March 23, 2016, with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended October 31, 2015 (the “FY’15 Form 10-K”) filed by Ciena Corporation (the “Company” or “Ciena”). Below are Ciena’s responses to the Staff’s comments. For the convenience of the Staff, we have set out each of the Staff’s comments in italics immediately preceding Ciena’s corresponding response.

Form 10-K for the Fiscal Year Ended October 31, 2015
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42
Liquidity and Capital Resources, page 57

1. If significant to an understanding of your liquidity, please disclose the amount of cash, cash equivalents and short-term investments held by foreign subsidiaries. Additionally, to the extent material, please describe any significant amounts that may not be available for U.S. operations related to cash, cash equivalents and short-term investments held by foreign subsidiaries where you consider earnings to be permanently reinvested. Also, address the potential tax implications of repatriation.

Ciena supplementally advises the Staff that as of October 31, 2015, over 96% of our cash, cash equivalents and short-term investments were held in the United States. Accordingly, we believe that the amount of cash, cash equivalents and short-term investments held by our foreign subsidiaries is not significant to an understanding of our liquidity as of October 31, 2015.

As indicated in Note 1 to Ciena’s FY’15 Form 10-K:

“Ciena has not provided for U.S. deferred income taxes on the cumulative unremitted earnings of its non-U.S. affiliates, as it plans to indefinitely reinvest cumulative unremitted foreign earnings outside the U.S., and it is not practicable to determine the unrecognized deferred income taxes. These cumulative

Securities and Exchange Commission
Ciena Corporation
April 8, 2016

unremitted foreign earnings relate to ongoing operations in foreign jurisdictions and are required to fund foreign operations, capital expenditures and any expansion requirements.”

Given that less than 4% of our cash, cash equivalents and short-term investments were held by foreign subsidiaries as of the end of fiscal 2015, we do not believe that there were any significant amounts held by foreign subsidiaries, where Ciena considers earnings to be permanently reinvested, that may not be available for U.S. operations. Accordingly, we submit that a further description of the availability of such amounts for U.S. operations is not material to an understanding of our liquidity as of October 31, 2015. And, because of the immateriality of those amounts, in the event such funds held by our foreign subsidiaries were repatriated, we believe that any resulting tax implications would not be material.

To address the Staff’s comment, however, in future filings we will disclose the following in the liquidity and capital resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations: (i) the amount of cash, cash equivalents and short-term investments held by our foreign subsidiaries, and (ii) to the extent material to an understanding of Ciena’s liquidity, (a) the availability of any foreign amounts to fund U.S operations, and (b) the resulting tax implications of any repatriation of such funds.

Notes to Financial Statements
Note (19), Income Taxes, page 98

2. Please disclose the cumulative amount of each type of temporary differences for which a deferred tax liability has not been recognized, pursuant to ASC 740-30-50-2.b.

As indicated in Note 1 to Ciena’s FY’15 Form 10-K, “Ciena has not provided for U.S. deferred income taxes on the cumulative unremitted earnings of its non-U.S. affiliates, as it plans to indefinitely reinvest cumulative unremitted foreign earnings outside the U.S., and it is not practicable to determine the unrecognized deferred income taxes.” As a result, and in accordance with ASC 740-30-50, U.S. income tax has not been recognized on unremitted foreign earnings that are considered indefinitely reinvested outside the United States. Ciena supplementally advises the Staff that as of October 31, 2015, the cumulative amount of such temporary differences for which a deferred tax liability has not been recognized totaled approximately $220 million. Ciena also confirms that there are no other significant temporary differences for which a deferred tax liability has not been recognized pursuant to ASC 740-30-50-2b.
In response to the Staff's comment regarding Note 19, and in consideration of ASC 740-30-50-2.b., we will in future filings, to the extent material, include in our Income Tax footnote the cumulative amount of each type of temporary difference for which a deferred tax liability has not been recognized.

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Ciena Corporation
April 8, 2016

If you have any questions concerning this letter or if you would like any additional information please do not hesitate to call me at (410) 981-7495, Andrew Petrik, Ciena’s Controller at (410) 865-8081 or Erik J. Lichter, Ciena’s Vice President and Deputy General Counsel at (410) 694-5758.

Very truly yours,

/S/ James E. Moylan, Jr.
James E. Moylan, Jr.
Senior Vice President and Chief Financial Officer

cc:
Robert S. Littlepage, Accountant Branch Chief
Joseph Cascarano, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant
Will Mastrianna, Attorney
Kathleen Krebs, Special Counsel
Andrew C. Petrik, Vice President and Controller
David M. Rothenstein, Sr. Vice President, General Counsel and Secretary
Erik J. Lichter, Vice President and Deputy General Counsel
Michael J. Silver, Hogan Lovells US LLP